FOR IMMEDIATE RELEASE – CALGARY, ALBERTA, APRIL 9, 2008

BAYTEX ENERGY TRUST ANNOUNCES ACQUISITION OF BURMIS ENERGY INC.

CALGARY, ALBERTA (April 9, 2008) Baytex Energy Trust (TSX-BTE.UN; NYSE-BTE) is pleased to announce that it has entered into an agreement to acquire Burmis Energy Inc. (TSX: BME) on the basis of 0.1525 Baytex trust unit for each Burmis common share (the “Transaction”).  The Transaction will be effected through a plan of arrangement, and is subject to the approval of the shareholders of Burmis as well as customary regulatory and other approvals. The Transaction is expected to be completed in June 2008.

Based on the 10-day average closing prices of Baytex trust units of $23.09 and Burmis common shares of $3.27 on the TSX, Burmis shareholders will receive a value of $3.52 per Burmis common share, representing a premium of 8%. The Board of Directors of Baytex and Burmis have both unanimously approved the agreement. The directors and officers of Burmis, who own approximately 18% of the diluted Burmis common shares, have agreed to vote their Burmis shares in favor of the Transaction. FirstEnergy Capital Corp. has advised the Board of Directors of Burmis that the consideration to be received by Burmis shareholders pursuant to the Transaction is fair from a financial point of view to Burmis shareholders.

Burmis is a junior exploration and production company with operations focused in west central Alberta. Its principal properties are multi-zone liquids rich natural gas and light oil assets in the Ferrier, Brewster, Brazeau, and Pembina areas. As at December 31, 2007, Burmis’ independent reserves evaluator, Sproule Associates Limited, had assigned 6.5 million boe of total proved and 9.5 million boe of proved plus probable reserves to Burmis’ properties. Average production for the fourth quarter of 2007 was 2,961 boe/d and is estimated to have increased to approximately 3,650 boe/d (72% natural gas and 28% light oil and NGL) for the first quarter of 2008.

Acquisition metrics for the Transaction are summarized as follows:

•	Diluted Burmis common shares (including in-the-money options): 43.2 million

•	Estimated total debt of Burmis as at March 31, 2008 (pro forma stock option proceeds and transaction costs): $29 million

•	Transaction value (based on 10-day average Baytex unit price of $23.09): $181 million

•	Value of Burmis’ undeveloped land (110,300 net acres as at December 31, 2007 as evaluated by Burmis’ independent evaluators): $12.7 million

•	Cost per producing boe/d based on estimated Q1/08 average production (net of undeveloped land value): $46,100

•	Cost per proved plus probable boe (net of undeveloped land value): $17.70

The Transaction is estimated to be 4% accretive to Baytex’s current cash flow per trust unit and 3% accretive to Baytex’s current production per trust unit. It is also anticipated to reduce Baytex’s already conservative payout ratio by 2% and debt to cash flow ratio by 0.1 on a pro forma basis. More importantly, Baytex has identified numerous exploration and development opportunities in Burmis’ west central Alberta core areas, which are expected to augment Baytex’s existing operations in the Pembina area, improve the diversification of Baytex’s product mix and bolster the growth prospects of its overall light oil and gas activities. Baytex will update its 2008 capital program and production guidance in conjunction with the release of its first quarter results in May 2008.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to unitholders. The trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Reader Advisory

Barrels of oil equivalent (“boe”) amounts mentioned herein have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. This conversion conforms to National Instrument 51-101 – Standards for Oil and Gas Activities of the Canadian Securities Administrators. The term “boe” may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements in this press release are forward looking statements. More particularly and without limitation, this press release contains forward looking statements and information concerning Baytex's future cash flow, debt, production, development and growth opportunities; prospects; asset base; and anticipated benefits from the Arrangement.  The forward-looking statements and information are based on certain key expectations and assumptions made by Baytex, including expectations and assumptions concerning prevailing commodity prices and exchange rates, applicable royalty rates and tax laws; future well production rates and reserve volumes; the timing of receipt of regulatory and shareholder approvals, the performance of existing wells; the success obtained in drilling new wells; and the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services. Although Baytex believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward looking statements and information because Baytex can give no assurance that they will prove to be correct.  Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties.  Actual results could differ materially from those currently anticipated due to a number of factors and risks.  These include, but are not limited to, the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations, marketing and transportation, loss of markets, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, ability to access sufficient capital from internal and external sources, failure to obtain required regulatory and other approvals, and changes in legislation, including but not limited to tax laws, royalties and environmental regulations.  There are risks also inherent in the nature of the proposed Arrangement, including risks regarding the integration of Burmis; incorrect assessments of the value of Burmis and failure to obtain the required shareholder, court, regulatory and other third party approvals.

For further information, please contact:
Baytex Energy Trust

Ray Chan, Chief Executive Officer                                                                                                           Telephone: (403) 267-0715
Anthony Marino, President and Chief Operating Officer                                                                    Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer                                                                                             Telephone: (403) 538-3639
Erin Hurst, Investor Relations                                                                                                                  Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca